                                                                    EXHIBIT 12.3


RATIO OF EARNINGS TO FIXED CHARGES We have calculated our ratio of earnings to fixed charges in the following table by dividing earnings by fixed charges. For this purpose, earnings are before taxes and minority interest, plus fixed charges (excluding capitalized interest) and losses recognized from equity investments, reduced by undistributed income from equity investments. Fixed charges include interest expense, capitalized interest and one-third of net rent which is the portion of the rent deemed representative of the interest factor.

                                                                            FISCAL YEAR                           12 WEEKS ENDED
                                                     -------------------------------------------------------    -------------------
                                                     DEC. 26,    DEC. 25,    DEC. 30,   DEC. 29,    DEC. 28,    MAR. 23,   MAR. 22,
                                                       1998        1999        2000       2001        2002        2002       2003
                                                     --------    --------    --------   --------    --------    --------   --------
NET INCOME (LOSS) BEFORE TAXES AND MINORITY
       INTEREST                                       $ (128)      $ 282       $ 501      $ 600       $ 792       $ 112       $ 84

Undistributed (income) loss from equity
       investments                                         5           -           -          -           -           -          -
Fixed charges excluding capitalize  interest             181         158         150        145         152          34         43
                                                     --------    --------    --------   --------    --------    --------   --------
EARNINGS AS ADJUSTED                                  $   58       $ 440       $ 651      $ 745       $ 944       $ 146      $ 127
                                                     ========    ========    ========   ========    ========    ========   ========

FIXED CHARGES:

       Interest expense                               $  166       $ 140       $ 136      $ 132       $ 131        $ 30       $ 38
       Capital interest                                    1           1           1          1           -           -          -
       Interest portion of rental expense                 15          18          14         13          21           4          5
                                                     --------    --------    --------   --------    --------    --------   --------

TOTAL FIXED CHARGES                                   $  182       $ 159       $ 151      $ 146       $ 152        $ 34      $  43
                                                     ========    ========    ========   ========    ========    ========   ========

RATIO OF EARNINGS TO FIXED CHARGES                      (A)         2.76        4.31       5.09        6.21        4.30       2.95
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(A)   As a result of the losses incurred in the fiscal year ended December 26,
      1998 we were unable to fully cover the indicated fixed charges. Earnings did not cover fixed charges by $124 million in 1998.